

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2011

Via U.S. Mail

Timothy J. Neher
President, Secretary, and Treasurer
Accelerated Acquisitions XII, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **RE: Accelerated Acquisitions XII, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed January 19, 2011**
> **File No. 000-54062**

Dear Mr. Neher:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 1. Business

(b) Business of Issuer, page 3

1.   Please disclose that any resales of the registrant's securities by Accelerated Venture Partners LLC or an affiliate of the registrant to any consultants would be subject to the restrictions of Rule 144(i) of Regulation C.

Timothy J. Neher
Accelerated Acquisitions XII, Inc.
February 15, 2011
Page 2

Aspects of a reporting company, page 4

2.   Please disclose that, when the registrant has completed a transaction that has the effect of causing it to cease being a shell company, it is required to file within four business days a Form 8-K under Items 2.01(f) and 5.06 that provides Form 10 information for the target company, including audited financial statements.

Form of Acquisition, page 6

3.   Please confirm that your references to stockholder and board ratification are correct or whether you should be referring to stockholder and board approval.

Item 2. Financial Information, page 15

4.   Please clarify at the top of page 15 that becoming a reporting company does not mean that the company will have additional access to capital.

5.   We note your response to comment 22 from our letter dated August 26, 2010. On page 3 you define "Company" to refer to Accelerated Acquisitions. However, this reference is not consistently applied on pages 17 to 19. Here, "the Company" refers to Accelerated Acquisitions I, Inc., Accelerated Acquisitions II, Inc., etc. Revise to make clear your use of the term "Company."

        You may contact Claire DeLabar, Staff Accountant, at 202-551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Via facsimile to 310-362-8887
        Robert L.B. Diener, Esq.